UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

China Marketing Media Holdings, Inc.
_______________________________________________
(Name of Small Business Issuer in its charter)

Texas	76-0641113
(State or other jurisdiction of incorporation	(I.R.S. Employer ID No.)

Room 3505-6, 35th Floor
Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
_________________________________________________________________
(Address of principal executive offices)

(852) 2736-2111
______________________________________
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, no par value

PART I

Item 1. DESCRIPTION OF BUSINESS.

History

China Marketing Media Holdings, Inc., formerly Infolife Inc, ("we," "us," "our," "INFOLIFE" “IFLF”, the “Company”), was incorporated under the laws of the State of Texas on October 29, 1999, under the name of Brazos Strategies, Inc. We changed our name to Infolife Inc, on July 16, 2003.

Infolife engaged in the Internet Access Provider business in Tomball, Texas. On December 29, 2005, Ibroader Developments Limited, I-Mode Technology Limited and several individuals acquired 43.05 million shares, or approximately 90% of the Company’s issued and outstanding common stock and there was a change in control of the Company.

On February 10, 2006, the Company completed its one for ten reverse split of the common stock and the Company issued 22,808,000 common shares to the shareholders of Media Challenge in pursuant to the share exchange. We also changed our name to China Marketing Media Holdings, Inc.

On December 31, 2005, IFLF acquired 121,000 shares of Media Challenge Holdings Limited (“Media Challenge”), representing all of the issued and outstanding common stock of Media Challenge pursuant to a share exchange transaction. Media Challenge was incorporated in the British Virgin Islands in August 2004. As the consideration for the acquisition, IFLF issued a zero coupon convertible promissory note with a face amount of $441,600 that was converted into 22,808,000 shares of the common stock of the Company after the one for ten reverse stock split of the common stock of the Company became effective. Subsequent to the share exchange transaction, Media Challenge became a wholly-owned subsidiary of the Company.

Pursuant to the terms of a license agreement dated November 20, 2004 with Shenzhen Media Investment Co., Ltd., a PRC corporation, Media Challenge Holdings Limited is engaged in the business of selling magazine and advertising space and operating the publication of Sales & Marketing Magazine in the People’s Republic of China (the “PRC”). The Company’s operations, officers and directors are all located in the PRC.

Business Overview

Media Challenge Holdings Limited engages in selling magazines and advertising space through a license agreement with Shenzhen Media Investment Company Ltd. Through such license the Company operates the publication of “Sales & Marketing Magazine” (the “Magazine”). The Magazine is a PRC publication tailored for providing sales and marketing knowledge. It changed to its current name by reforming a former government publication (Economy of Industrial Group). The reform brought about fundamental changes in the operation of the Magazine allowing management to have more control over the magazine content, editing, and distribution channel development.

The Henan Provincial Government, the original owners of the Publishing House for publishing the Sale and Marketing Magazine (the ”Publishing House”), a private asset management company and the management of the Magazine set up Shenzhen Media Investment Co. Ltd. in Shenzhen. In October 2003, Shenzhen Media Investment Co., Ltd. entered into a 10-year contract with the Publishing House to oversee the operation and strategic planning of advertising, publishing, and staff training for the Magazine. Under the contract with the Publishing House, Shenzhen Media Investment Co., Ltd. bears all the operating costs and receives all the revenue from magazine and advertising sales.

Prior to entering into the contract in October 2003, the advertising, printing and distribution businesses of the Magazine were carried out by departments within the Light Industrial Ministry of the Henan Province. The Magazine’s management believes a corporation with a commercial profit-oriented structure, which is accountable for its own profits and losses instead of departments within the Light Industrial Ministry enhances the overall efficiency and profitability of such businesses and enables more effective use of resources. The structure will raise the commercial awareness and minimize potential distractions from political considerations. It will also provide a base for market-driven strategic expansion and development.

On November 20, 2004, Shenzhen Media Investment Co., Ltd. transferred the exclusive right to its contract with the Magazine publishing to Media Challenge Holdings Limited for consideration of $1.45 million. The term of the agreement is nine years. The arrangement was made due to the People’s Republic of China regulatory prohibition against foreign-investors having a controlling stake in any media related businesses. Under China’s current WTO commitment, the restriction on foreign ownership of advertising businesses is scheduled to be lifted. Media Challenge Holdings Limited will then have the first right of refusal to acquire ownership of the Magazine.

On December 21, 2005, Media Challenge Holdings Limited acquired 61.81% of Shenzhen Media Investment Co., Ltd. from the management of the Magazine with total consideration of RMB 500,000 (approximation $62,000).

The Employees

The Company currently has 68 full-time employees and 2 part-time employees, and it is not expected that there will be any significant changes in the number of employees during the next 12 months.

The Products

The Magazine, originally a monthly magazine, now publishes three issues a month, one of which is a case-study report about what is happening in different industries. Each issue is focused on specific topics; two of the issues are tailored for practical issues in sales and marketing. The whole concept for the magazine is to provide the readers with a comprehensive view of basic marketing theories and applications through real business examples. The target readers for the magazine are sales and marketing executives working in local and multinational corporations, university students, entrepreneurs, and researchers. The main focus is on the People’s Republic of China and a few overseas cases.

The early month issue is a blend of overall discussion on sales and marketing for executives who need to keep track of the latest development in their industries and other relevant events. It offers the readers a macro view of the development and trends in different industries across the People’s Republic of China. Competitive and sales strategies are proposed to readers who need advice on formulating an appropriate strategy for their products. Practical methodologies are presented to facilitate the readers in managing their business operations. The late month issue is tailored for supply chain management, which involves the entire process from manufacturers, distributors, and logistics management. The case-study issue consists of reports from industry experts to dissect the theories behind each chosen case. These cases are tilted mostly towards business events that have occurred in the People’s Republic of China in order to offer refined local experiences to readers.

Based on the market position of each magazine, the marketing team identifies the sort of potential clients that are interested in advertising in the Magazines and offers them an advertising package within the Magazines. Also, the Magazines have built up a strong base of clients that periodically advertise in the Magazines.

Production Facilities and Equipment

The Company does not own any property in China or in other countries. We rent our main offices in Shenzhen, China. Other equipment, including computers and transportation equipment such as cars, is wholly owned by us.

Distribution Channels

Sun Wah Bookstore of Hunan Province is currently a key distributor of the Magazine, and Media Challenge Holdings Limited intends to seek to develop a comprehensive distribution network that reaches all major cities in the People’s Republic of China. Currently, the distribution network consists of over 60 distribution agencies and 30,000 shops covering over 300 cities throughout the PRC.

In addition, the management has taken the bundle pricing approach to increase its readership for newly developed issues. Mailing subscribers are charged on an annual payment scheme rather than a weekly or monthly one. Readers pay for the annual subscription fee at the beginning of the year based upon the number of issues that will be published during the year.

As of December 2005, the annual circulation of the Magazine is 4.06 million and it is 80% distributed by the distribution agencies throughout the PRC.

Competition

Both local and overseas publishers issue business related magazines in the People’s Republic of China. Business Week, Harvard Business Review, Forbes, and Fortune are some of the well-known international business magazine titles that have Chinese versions published in the People’s Republic of China. These magazines publish translated articles from the English version and develop some local stories with the editorial staff hired by the local publishing houses.

Following is the table of the comparison for the Magazine and other international business magazines.
Magazine Title	Per copy Pricing (RMB)	Annual Circulation (‘000) volume			Annual Advertising turnover Million dollars (US$)
		2003	2004	2005	2003	2004	2005
The Magazine	7.5	3,136	3,710	4,065	2.72	3.34	5.07
Business Week	10	1,200	1,080	1,100	1.2-1.5	1.5-1.6	1.9—2.0
Forbes	20	900	1200	1500	1.0-1.2	1.9-2.2	3.1—3.5
Fortune	20	1,200	1680	1932	2.5-2.7	3.7—4.2	4.9—5.3
Harvard Business Review	70	120	360	600	0.7-1.0	1.9—2.2	2.7—3.0

Local competition for the Magazine consists of three sub-titles, namely “New Selling”, “Successful Selling”, and “Contemporary Selling”. The Magazine currently has a higher annual circulation than these competitors.

Following is the table of the comparison for the Magazine and other local business magazines.
Magazine Title	Per copy Pricing (RMB)	Annual Circulation (‘000) volume			Annual Advertising turnover Million dollars (US$)
		2003	2004	2005	2003	2004	2005
The Magazine	7.5	3,136	3,710	4,065	2.72	3.34	5.07
New Selling	10	480	600	480	0.62	0.87	0.74
Successful Selling	10	420	480	450	0.50	0.62	0.74
Contemporary Selling	5	1,440	1560	1500	0.87	0.99	0.99

Intellectual Property

The Company believes that its business is dependent in part on our ability to establish and maintain the copyright of the contents and the trademark titles of the magazine.

The Company currently has not applied for and does not hold any copyright or magazine title’s trademark registrations relating to any magazine publication.

Research and Development

The Company currently does not engage in any research and development activities.

Business Development and Acquisition

Government Regulation

1) Censorship of advertising content by the PRC Government

The advertising industry in the PRC is governed by the Advertising Law which came into effect in February, 1995. Advertisers, advertising operators and distributors, including entities such as ourselves, which engage in advertising activities are required to comply with applicable procedures and provisions under the Advertising Law. If our operations are determined to be in breach of the Advertising Law, penalties may be imposed which include fines, confiscation of advertising fees, orders to cease dissemination of the relevant advertisement and orders to publish an advertisement with corrective information.

2) Government Policies in China could affect our business

All of our assets are located in China and we derive all of our revenues from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant degree, to political and legal developments in China. The Chinese government exercises significant control over the economy through ownership of productive assets, allocation of resources, setting monetary policy and providing preferential treatment to particular companies or industries. All of these factors are outside of our control and could have an adverse effect on our business either directly or indirectly as a result of their impact on economic conditions in China.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Certain statements in this prospectus which are not statements of historical fact are what are known as "forward-looking statements," which are basically statements about the future. For that reason, these statements involve risk and uncertainty since no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward looking statements, but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to our present and future operations, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading "Risk Factors" beginning on page 7. These and other factors may cause our actual results to differ materially from any forward- looking statement. We caution you not to place undue reliance on these forward-looking statements. Although we base these forward-looking statements on our expectations, assumptions, and projections about future events, actual events and results may differ materially, and our expectations, assumptions, and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable. Trade accounts include an adjustment for those accounts that are uncollectible. An account is considered to be uncollectible when the payment of the account becomes questionable. No provision has been made for uncollectible accounts on the December 31, 2004 and September 30, 2005 balance sheets.

Revenue Recognition. In general, our Company recognizes revenue when persuasive evidence of an arrangement exists; delivery has occurred according to the sale terms, the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Foreign Currency and Comprehensive Income. The financial statements are presented in United States (US) dollars. However, the Company’s operational currency is the Yuan Renminbi (RMB). The financial statements are translated into US dollars from RMB using exchange rates at the end of the period for assets and liabilities and weighted average exchange rates for revenues and expenses. The exchange rate as of February 10, 2006 is 8.05 RMB to $1.00 US. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Estimates. Actual results could differ from the estimates made in the financial statements.

Results of Operations

For the year ended December 31, 2004, the Company had sales revenues of $728,089 and income from operations of $510,106.

The operating subsidiary, Media Challenge Holdings Limited (Media), had been incorporated on August 12, 2004. During the five months of operation since its inception, Media had begun its promotion in order to expand circulation and Chinese readership. The revenue was generated from selling of magazines and advertising spaces through a license with Shenzhen Media Investment Company Ltd (MIC). During the period, the expenses represented expenses incurred in daily operations. The Company had also incurred interest expense amounting to $7,667, which was caused by a long-term debt with MIC.

Plan of Operation

The Company’s plan of operations for the twelve months following the date of this report is to seek to strengthen the Company’s market position by beginning to publish new magazine titles, and to seek to increase its advertising revenues from Sales and Marketing magazine through marketing and promotion activities.

The new magazines titles the Company is planning to develop are “China Sales and Marketing Review” and “Corporate Culture Forum”, both of which will be targeted to the professional markets in China. The Company has begun the preparation work for these two magazines and currently expects that it will seek to begin publishing them in the second quarter of 2006.

The Company currently has 68 full-time employees and 2 part-time employees, and it is not expected that there will be any significant changes in the number of employees during the next 12 months.

The Company does not anticipate any other significant financial commitments and/or financial changes in the next 12 months.

Liquidity and Capital Resources

As of December 31, 2004, the company has a cash balance of $126,860 and net current assets of $766,882. The Company is expected to generate continuous profits and has no bank borrowing outstanding. Due to the nature of the Company’s business, it does not require substantial amounts of plant and equipment. As a result, it has no plans to acquire or to sell any substantial amount of assets in the next 12 months.

The Company’s current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels. However, in order to expand operations, management believes it will be necessary for the Company to raise additional capital either through sale of equity securities or through debt financing. Management intends to apply the net proceeds from this offering toward implementation of its expansion plans. Full implementation of the current expansion plans will require approximately $2,500,000 in additional capital.

Inflation

The Company's results of operations have not been affected by inflation and management does not expect that inflation risk would cause material impact on its operations in the future.

Currency Fluctuations

Our operating subsidiary is located in China.  All expenses of the subsidiary and revenue received from customers are incurred in China denominated in Renminbi (the “RMB”) as the functional currency.  Based on Chinese government regulation, all foreign currencies under the category of current accounts are allowed to be freely exchanged with hard currencies.  During the past years of operation, there were no significant changes in exchange rates; however, unforeseen developments may cause a significant change in exchange rates.

Risk Factors

Dependence on Demand for Advertising

A substantial portion of the Company’s revenue is derived from the sale of advertising space. In the event of a future general economic downturn or a recession in China, the Company’s advertisers may reduce their advertising budgets. Any material decline in the demand for advertising would have a material adverse effect on the Company’s business, financial condition and results of operations.

Government Regulation of Currency Conversion and The Fluctuation of The Renminbi May Materially and Adversely Affect Our Operations and Financial Results.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. We will have to convert a portion of these revenues into other currencies in order to make payments on declared dividends, if any, on our common shares. Under the PRC’s existing foreign exchange regulations, following the completion of the share offering, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with various procedural requirements. The PRC Government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we may not be able to pay dividends in foreign currencies to our shareholders. The value of the Renminbi against the US dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Any devaluation of the Renminbi, however, may materially and adversely affect the value of, and any dividends payable on, our Shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Competition

The Magazine faces competition from a number of other magazine publishers. Both local and overseas publishers issue business related magazines in the People’s Republic of China, some of which may have substantially greater financial resources than the Company that may enhance their ability to compete in the publication of sales and marketing periodicals. In addition, the Company faces broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers’ products and services and the effectiveness of the sales team. If the Company is unable to compete successfully for advertisers and readers, the Company’s business, financial condition and results of operations could be adversely affected.

Effect of Increases in Paper and Postage Costs

Paper for the Magazine is a significant expense. Paper prices can be very volatile. Unexpected or significant increases in paper prices may have an adverse effect on the Company’s future results of operations. No assurance can be given that the Company can recoup paper cost increases by passing them through to its advertisers and readers and, accordingly, such cost increases could have a material adverse effect on the Company’s results of operations.

New Product Risks

The Company’s success has depended largely on its ability to monitor the sales and marketing community in the People’s Republic of China and market trends, and to adapt the Magazine and services to meeting the evolving information needs of existing and emerging target audiences. The Company’s future success will depend in part on its ability to continue offering new publications and services that successfully gain market acceptance by addressing the needs of specific audience groups within the Company’s target markets. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, is inherently risky and costly. New publications typically require several years and significant investment to achieve profitability. There can be no assurance that the Company’s efforts to introduce new or assimilate acquired publications or services will be successful or profitable. Costs related to the development of new publications are expensed as incurred and, accordingly, the Company’s profitability from year to year may be adversely affected by the number and timing of new product launches.

The Company’s wholly-owned subsidiary is dependent on key personnel

The Company’s wholly-owned subsidiary, Media Challenge Holdings Limited, is dependent on the chief editor of the magazine. The chief editor, Li Ying Sheng, has over 10 years’ experience in developing and managing the operations of the Magazine. The success of the Magazine is heavily dependent on his continued involvement with the Company. If Li Ying Sheng leaves the Company or ceases involvement with the Magazine it would have a material adverse affect on the Company’s results of operations.

Censorship of advertising content by the PRC Government

The advertising industry in the PRC is governed by the Advertising Law which came into effect in February, 1995. Advertisers, advertising operators and distributors, including entities such as ourselves, which engage in advertising activities are required to comply with applicable procedures and provisions under the Advertising Law. If our operations are determined to be in breach of the Advertising Law, penalties may be imposed which include fines, confiscation of advertising fees, orders to cease dissemination of the relevant advertisement and orders to publish an advertisement with corrective information.

Government Policies in China could affect our business

All of our assets are located in China and we derive all of our revenues from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant degree, to political and legal developments in China. The Chinese government exercises significant control over the economy through ownership of productive assets, allocation of resources, setting monetary policy and providing preferential treatment to particular companies or industries. All of these factors are outside of our control and could have an adverse effect on our business either directly or indirectly as a result of their impact on economic conditions in China.

Item 3. DESCRIPTION OF PROPERTY.

The Company does not own any real property. Since January 2005 the executive office of the Company has been located at Room 3302, Jiangsu Building, Yitian Road ,Shenzhen, 518026, PRC. The office is rented from an individual third party at a monthly rental of $3,655.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the stock ownership of each executive officer and director of the Company, of all executive officers and directors of the Company, as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other rights to acquire additional securities of the Company except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Li Yingsheng Room 3505-06, 35/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong	9,715,200	36.17%

Ding Xiaofeng Room 3505-06, 35/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong	6,624,000	24.66%

Ren Dongsheng Room 3505-06, 35/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong	5,740, 800	21.37%

Wong Lap Woon (1) Room 3505-06, 35/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong	800,000	2.98%

All officers and directors as a group (1 in number)	800,000	2.98%

(1) Ms. Wong Lap Woon is the spouse of Mr. Li Sze Tang, executive director of the Company.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

On December 31, 2005, the former President, CEO and director of the Company, Ms. Lois Newman had resigned as director and officer of the Company and Mr. Li Sze Tang was elected as director to fill in the vacancy.

Name	Age	Position

Li Sze Tang	47	President, Chief Executive Officer and Director

Biographical Information

Li Sze Tang, age 47, is the founder and was an executive director of China Financial Industry Investment Fund Limited, an investment company listed on the Main Board of the Stock Exchange of Hong Kong Limited, and has been a director since July, 2002 until November 2005. From 1999 to 2002 he was an executive and a director of Thiz Technology Group Limited, an IT company specializing in developing and providing Linux solutions, which he founded and which is listed on the Growth Enterprises Market of the Stock Exchange of Hong Kong Limited. He has worked in the banking and finance field and IT industries for more than 20 years, also with extensive experience in investment banking, fund management, venture capital financing and risk management. Mr. Li was Finance Director of Carlingford Swire Assurance Group (now HSBC Life) and an Associate Director of HSBC Asset Management (Asia Pacific) Limited, overseeing the management of eight principal departments. Mr. Li holds a Master’s Degree in Science specializing in the management of New Ventures from the Imperial College of Science, Technology and Medicine, University of London, a Master’s Degree in Economic Law from Zhongshan University and a PhD in International Finance Law from Peking University of the People's Republic of China. He is also a Fellow Member of Chartered Institute of Management Accountants (FCMA), the United Kingdom and the Hong Kong Institute of Certified Public Accountants (FHKICPA) and an Associate Member of the Institute of Chartered Accountants of England and Wales, the United Kingdom (ACA).

Item 6.  EXECUTIVE COMPENSATION.

No officers or directors of the Company received cash compensation for services to the Company from the date of inception through December 31, 2004. Although there is no current compensation plan, it is possible that, as the Company’s business develops, it may adopt a plan to pay its directors and/or officers’ compensation for services rendered to implement its business plan.  The Company’s directors and officers are not currently subject to any service or employment contract with the Company. The Company has no stock option plan, retirement scheme, incentive programs, pension or profit sharing programs for the benefit of our director and officers; however, the board of directors may adopt one or more of these programs in the future.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

Item 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value. As of February 13, 2006, 26,080,000 shares were issued and outstanding. No other class of securities is authorized, issued or outstanding.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Our common stock is quoted on the pink sheets under the symbol CMKM. Prior to February 10, 2006, our stock symbol was IFLF. Trading in our common stock has been limited and sporadic.

Dividends

We presently intend to retain future earnings, if any, to provide funds for use in the operation and expansion of our business. Accordingly, we have not declared or paid any dividends to our common shareholders and do not presently intend to do so. Any future decision whether to pay dividends will depend on our financial condition and any other factors that our Board of Directors deem relevant.

Item 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On December 31, 2005, we retained Child, Van Wagoner & Bradshaw PLLC as our initial independent auditors.

Prior to making the decision to retain Child, Van Wagoner & Bradshaw PLLC, we have had no prior relationship with Child, Van Wagoner & Bradshaw PLLC or any of its members.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On February 10, 2006, the Company issued 22,080,000 shares of common stock to the former shareholders of Media Challenge Holdings Limited (“Media Challenge”) in satisfaction of the Convertible Promissory Note entered into as of December 31, 2005 between the Company and Media Challenge. The issuance of such shares was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), as a private transaction under Section 4(2) of the Securities Act.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The articles of incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law. In addition, our bylaws provide that the Company shall indemnify and advance or reimburse reasonable expenses incurred by, directors, officers, employees, or agents of the Company, to the fullest extent that a Company may grant indemnification to a director under Texas Corporate Law, and may indemnify such persons to such further extent as permitted by law.

PART F/S

The following financial statements are included herewith:

The audited consolidated financial statements for China Marketing Media Holdings, Inc. as of December 31, 2004, including the balance sheet, statement of operations, statement of cash flows, and statement of stockholders’ equity.

The unaudited consolidated financial statements for China Marketing Media Holdings, Inc. as of September 30, 2005, including the balance sheet, statements of operations and comprehensive income and statements of cash flows.

PART III

Item 1.  INDEX TO EXHIBITS.
Exhibit 2.1 Share Exchange Agreement by and among the Company, Media Challenge Holdings Limited and certain shareholders thereof dated as of December 31, 2005

Exhibit 3.1 Articles of Incorporation, as amended

Exhibit 3.2 Bylaws

Exhibit 23.1 Consent of Child, Sullivan & Company

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MARKETING MEDIA HOLDINGS, INC.

/Li Sze Tang/
By:_______________________________
Li Sze Tang
Chief Executive Officer

China Marketing Media Holdings, Inc.
(fka Infolife, Inc.)

Consolidated Financial Statements

December 31, 2004

Child, Sullivan & Company
A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037 PHONE: (801) 927-1337 FAX: (801) 927-1344

Report of Independent Registered Public Accounting Firm

To The Board of Directors
China Marketing Media Holdings, Inc. (fka Infolife, Inc.)

We have audited the accompanying consolidated balance sheet of China Marketing Media Holdings, Inc. (fka Infolife, Inc.) and subsidiaries (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from August 12, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Marketing Media Holdings, Inc. (fka Infolife, Inc.) and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the period from August 12, 2004 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been retroactively restated to show the effect of a recapitalization due to a reverse merger transaction as described in notes 1 and 10.

Child, Sullivan & Company
Kaysville, Utah
May 25, 2005, except for Notes 1 and 10, which are dated February 10, 2006.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED BALANCE SHEET

December 31,
ASSETS	2004
Current assets
Cash and cash equivalents	$126,860
Accounts receivable	114,240
Due from related companies	518,536
Due from director	7,246
Total current assets	766,882

Other assets
License agreement	1,095,281
Accumulated amortization	(14,004)
Total other assets	1,081,277

Total assets	$1,848,159

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses and levies	$28,906
Due to director	1,157
Taxes payable	91,709
Current portion of long-term debt	95,314
Total current liabilities	217,086

Long-term debt	999,967

Stockholders' equity
Common stock: no par value; 50,000,000 shares authorized; 26,858,000 shares issued and outstanding	121,000
Retained earnings	510,106
Total stockholders' equity	631,106

Total liabilities and stockholders' equity	$1,848,159

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENT OF OPERATIONS

Period from August 12, 2004 (inception) to
December 31,
2004

Revenues
Sales revenues	$728,809
Cost of goods sold	80,253
Gross profit	648,556

Expenses
Amortization	14,004
Payroll expense	22,724
Other general and administrative	13,136
Total expenses	49,864

Income from operations	598,692

Other income (expense)
Interest income	5
Interest expense	(7,667)
Other	10,785
Total other income (expense)	3,123

Net income before taxes	601,815

Provision for income taxes	(91,709)

Net income	$510,106

Basic and fully diluted earnings per share	$0.02
Weighted average shares outstanding	26,858,000

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from August 12, 2004 (inception) to
December 31,
2004
Cash flows from operating activities:
Net income	$510,106
Adjustments to reconcile net income to
net cash provided by operations:
Amortization	14,004
Changes in operating assets and liabilities:
Accounts receivable	(114,240)
Due from related companies	(518,536)
Due from director	(7,246)
Accrued expenses and levies	28,906
Due to director	1,157
Taxes payable	91,709
Net cash provided by operations	5,860

Cash flows from financing activities:
Issuance of common stock	121,000
Net cash provided by financing activities	121,000

Increase in cash and cash equivalents	126,860

Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$126,860

Supplemental disclosures of cash flow information:
Interest paid in cash	$-
Income taxes paid in cash	$-

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM AUGUST 12, 2004 (INCEPTION) TO DECEMBER 31, 2004

				Total
	Common	Common	Retained	Stockholders'
	Shares	Stock	Earnings	Equity

August 12, 2004 (inception)	-	$-	$-	$-

Issuance of common stock Aug 12	50,000	50,000	-	50,000
Issuance of common stock Dec 30	71,000	71,000		71,000
Recapitalization due to reverse merger	26,737,000	-		-
Net income	-	-	510,106	510,106
Balance December 31, 2004	26,858,000	$121,000	$510,106	$631,106

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

China Marketing Media Holdings, Inc. (fka Infolife, Inc.) (“CMKM”), formerly Brazos Strategies, Inc., was incorporated under the laws of the State of Texas on October 29, 1999. On December 31, 2005, CMKM completed a share exchange (the “Exchange”) with the stockholders of Media Challenge Holdings Limited (“MCHL”) pursuant to the terms of an Agreement for Share Exchange dated December 30, 2005. In the Exchange, CMKM acquired all of the issued and outstanding stock of MCHL in exchange for a convertible promissory note in the amount of $441,600 that was converted into 22,080,000 shares of CMKM restricted common stock upon the completion of a one for ten reverse stock split. The Exchange resulted in the previous controlling shareholders of MCHL becoming the controlling shareholders of CMKM. Consequently, the Exchange is accounted for as a reverse merger, whereby the accounts of MCHL are recapitalized to show the adopted capital structure of CMKM.

Media Challenge Holdings Limited (“MCHL”) was incorporated on August 12, 2004, under the laws of the Territory of the British Virgin Islands (BVI). MCHL has had no operations other than the formation of Shenzhen New Media Consulting Co., Ltd. (“New Media”) on November 15, 2004. New Media is a corporation established in the People’s Republic of China (“PRC”). The consolidated entity is hereafter referred to as ‘the Company’.

The Company engages in the provision of media consultation and planning services throughout the PRC.

2. Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

3. Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

3. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No provision has been made for uncollectible accounts as of the balance sheet date.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment annually or more frequently if the occurrence of events or changes in circumstances indicates that the carrying amount of the assets may not be fully recoverable or the useful lives of the assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to future net undiscounted cash flows. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, the Company’s policy is to amortize assets with a finite life on a straight-line basis over that life. Assets with an indefinite life are tested for impairment at least annually.

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Advertising Expense

Advertising costs are expensed as incurred. The Company incurred no advertising costs during the period ended December 31, 2004.

3. Summary of Significant Accounting Policies (continued)

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (RMB). The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The exchange rate for RMB to US dollars has varied by only 100ths during 2004. Thus, the consistent exchange rate used has been 8.28 RMB per each US dollar. Since there have been no greater fluctuations in the exchange rate, there is no gain or loss from foreign currency translation and no resulting other comprehensive income or loss.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004. The Company currently has no equity investments, and therefore no impact will be made on the financial statements of the Company.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”. SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. The Company believes that the application of SFAS No. 151 will have no significant impact on the financial statements, as the Company maintains no inventory.

In December 2004, the FASB issued Statement No. 153, “Exchange of Non-Monetary Assets”. SFAS No. 153 confirms that exchanges of nonmonetary assets are to be measured based on the fair value of the assets exchanged, except for exchanges of nonmonetary assets that do not have commercial substance. Those transactions are to be measured at entity specific values. The Company believes that the application of SFAS No. 153 will have no significant impact on the financial statements, as the Company has no immediate plans for the exchange of nonmonetary assets.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The effective date for the Company is the first reporting period beginning after December 15, 2005. Management expects that the application of SFAS No. 123 (revised 2004) will have no adverse effect on its results of operations, as the Company has not historically compensated its employees with share-based securities.

4. Related Party Transactions

On November 20, 2004, the Company entered into a subcontracting agreement with Shenzhen Media Investment Company, Limited (MIC), a PRC corporation with owners and directors in common with the Company. The agreement calls for the payment of $1,449,275 to MIC over a nine year period in exchange for a license to operate the business of a certain sales and marketing magazine with distribution throughout the PRC, over the same time period. The Company is entitled to collect advertising revenues from clients already existing at the time of the contract, in addition to any new clients that the Company can attract and retain. Amounts due from related companies under this agreement at December 31, 2004 totaled $518,536.

The Company loaned $7,246 to a director. The loan is unsecured, bears no interest, and has no fixed repayment terms.

The Company has a balance due to another director in the amount of $1,157. The balance bears no interest and is payable on demand.

5. License Agreement

The agreement with MIC referred to in Note 4, above, calls for the Company to make annual payments of $161,030 (1,333,333RMB) to MIC for nine years. Management estimated the present value of these payments using an imputed interest rate of 6% to value the transaction as if it had been made with an unrelated party, which resulted in the capitalization of the license agreement in the amount of $1,095,281 as well as the recognition of a long-term liability in the same amount (see Note 7). The license agreement has a finite life of nine years, and is being amortized over that life using the straight-line method. Amortization expense for the period ended December 31, 2004 was $14,004, and is expected to be $121,698 per year for each of the next five years. Accumulated amortization at December 31, 2004 is $14,004.

6. Income Taxes

The Company is currently subject to income taxes according to applicable tax laws in the PRC. The tax rate is 15%, and is applied to taxable net income. The provision for income taxes for the period ended December 31, 2004 is $91,709. The Company has recorded a liability for the total amount.

7. Long-Term Debt

As of December 31, 2004 the Company had entered into a contract with MIC which requires the Company to make nine annual payments of $161,030 (1,333,333RMB) totaling $1,449,275 over the nine years. The contract is unsecured and has no stated interest rate. Management imputed interest on the contract at 6%, resulting in the recording of a long-term liability at its present value of $1,095,281. At December 31, 2004, maturities of long-term debt are:

2005	$95,314
2006	101,033
2007	107,095
2008	113,520
2009	120,331
Thereafter	557,988
Total	$1,095,281

8. Concentrations

The Company’s sole operations are through a subcontracting agreement with MIC, as discussed in Note 4. MIC obtained its rights to license the magazine business through a similar subcontracting agreement with the magazine publisher, a company owned by the PRC government. A change in the political climate in the PRC could have a material adverse effect on the Company’s business.

9.  Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

10. Subsequent Events

On December 31, 2005 China Marketing Media Holdings, Inc. (fka Infolife, Inc.) acquired Media Challenge Holdings Limited, a BVI holding company whose only business was the 100% ownership of Shenzhen New Media Consulting Co., Ltd. This acquisition transaction involved the issuance of 22,080,000 post split shares of CMKM common stock in exchange for 100% of the outstanding shares of MCHL, and was accounted for as a reverse merger, whereby the accounts of MCHL became those of CMKM. The accounts of the accounting acquirer, MCHL, included herein have been adjusted to reflect the capital structure of the parent retroactive to the beginning of the first period presented in accordance with rules for reverse merger accounting.

On February 7, 2006 the Company changed its name from Infolife, Inc. to China Marketing Media Holdings, Inc.

On February 10, 2006 the Company effected a 1:10 reverse stock split, after which it issued the 22,080,000 shares called for in the exchange agreement with MCHL shareholders. Immediately prior to the stock split there were 47,780,000 shares of common stock outstanding, and immediately following the split and the issuance required by the Exchange, there were 26,858,000 shares of common stock outstanding. These financial statements have been retroactively restated to show the effects of the reverse stock split as if they had occurred at the beginning of the first period presented.

China Marketing Media Holdings, Inc.
(fka Infolife, Inc.)

Unaudited Consolidated Financial Statements

September 30, 2005

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

September 30,
ASSETS	2005
Current assets
Cash and cash equivalents	$748,204
Due from related companies	1,457,264
Prepaid expenses	2,472
Total current assets	2,207,940

Equipment, net of depreciation	11,346

Other assets
License agreement, net of amortization	1,013,255
Long-term investment	12,361
Other assets	31,866
Total other assets	1,057,482

Total assets	$3,276,768

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses and levies	$6,981
Dividends payable	327,141
Taxes payable	76,974
Current portion of long-term debt	101,590
Total current liabilities	512,686

Long-term debt	1,079,104

Stockholders' equity
Common stock: no par value; 50,000,000 shares authorized; 26,858,000 shares issued and outstanding	121,000
Retained earnings	1,533,423
Accumulated other comprehensive income	30,555
Total stockholders' equity	1,684,978

Total liabilities and stockholders' equity	$3,276,768

See accompanying notes to unaudited consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues
Sales revenues	$1,395,364	$-	$4,064,193	$-
Cost of goods sold	600,754	-	1,583,505	-
Gross profit	794,610	-	2,480,688	-

Expenses
Amortization	30,980	-	91,828	-
Other general and administrative	151,901	-	524,903	-
Total expenses	182,881	-	616,731	-

Income from operations	611,729	-	1,863,957	-

Other income (expense)
Interest income	1,900	-	10,912	-
Interest expense	(17,552)	-	(49,305)	-
Other	977	-	29,184	-
Total other income (expense)	(14,675)	-	(9,209)	-

Net income before taxes	597,054	-	1,854,748	-

Provision for income taxes	(137,661)	-	(511,797)	-

Net income	$459,393	$-	$1,342,951	$-

Foreign currency translation adjustment	30,555	-	30,555	-
Total comprehensive income	$489,948	$-	$1,373,506	$-

Basic and fully diluted earnings per share	$0.02	$-	$0.05	$-
Weighted average shares outstanding	26,858,000	26,858,000	26,858,000	26,858,000

See accompanying notes to unaudited consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended
	September 30,
	2005	2004
Cash flows from operating activities:
Net income	$1,342,951	$-
Adjustments to reconcile net income to
net cash provided by operations:
Amortization	91,828	-
Changes in operating assets and liabilities:
Accounts receivable	114,934	-
Due from related companies	(910,788)	-
Prepaid expenses	(2,430)	-
Other assets	(31,323)	-
Accrued expenses and levies	(22,219)	-
Due to director	(1,164)	-
Taxes payable	(16,602)	-
Net cash provided by operations	565,187	-

Cash flows from investing activities:
Purchase of equipment	(11,153)	-
Purchase of long term investment	(12,151)	-
Net cash used in investing activities	(23,304)	-

Cash flows from financing activities:
Increase in long term debt accrued interest	58,674
Due from director	7,290	-
Net cash provided by financing activities	65,964	-

Increase in cash and cash equivalents	607,847	-

Effect of exchange rate changes on cash	13,497

Cash and cash equivalents, beginning of period	126,860	-
Cash and cash equivalents, end of period	$748,204	$-

Supplemental disclosures of cash flow information:
Interest paid in cash	$-	$-
Income taxes paid in cash	$526,532	$-

See accompanying notes to unaudited consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Preliminary Note

The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company’s 2004 financial statements filed with Form 10-SB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

1. Nature of Operations

China Marketing Media Holdings, Inc. (fka Infolife, Inc.) was formed on October 29, 1999 in the State of Texas as Brazos Strategies, Inc., and had no significant operations until the acquisition of Media Challenge Holdings Limited in a stock for stock transaction on December 30, 2005. The transaction was accounted for as a reverse merger. These financial statements are essentially those of the acquired entity retroactively restated with the adopted capital structure of China Marketing Media Holdings, Inc. (fka Infolife, Inc.)

Media Challenge Holdings Limited (“MCHL”) was incorporated on August 12, 2004, under the laws of the Territory of the British Virgin Islands (BVI).

MCHL has had no operations other than the formation of Shenzhen New Media Consulting Co., Ltd. (“Subsidiary”) on November 15, 2004. The Subsidiary is a corporation established in the People’s Republic of China (“PRC”). The consolidated entity is hereafter referred to as ‘the Company’.

The Company engages in the provision of media consultation and planning services throughout the PRC.

2. Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

3. Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No provision has been made for uncollectible accounts as of the balance sheet date.

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Advertising Expense

Advertising costs are expensed as incurred. The Company incurred no advertising costs during the periods ended September 30, 2005 and 2004.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in United States (US) dollars. The functional currency is the Yuan Renminbi (RMB). The financial statements are translated into US dollars from RMB at period-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

3. Summary of Significant Accounting Policies (continued)

Foreign Currency and Comprehensive Income (continued)

The weighted average exchange rate used in translation was 8.23 RMB per each US dollar, while the period-end exchange rate used was 8.09 RMB per each US dollar. No gain or loss from foreign currency exchange has been recorded, and the resulting other comprehensive income from foreign currency translation for the period was $30,555.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

4. Related Party Transactions

On November 20, 2004, the Company entered into a subcontracting agreement with Shenzhen Media Investment Company, Limited (MIC), a PRC corporation with owners and directors in common with the Company. The agreement calls for the payment of $1,483,313 to MIC over a nine year period in exchange for a license to operate the business of a certain sales and marketing magazine with distribution throughout the PRC, over the same time period. The Company is entitled to collect advertising revenues from clients already existing at the time of the contract, in addition to any new clients that the Company can attract and retain. Amounts due from related companies under this agreement at September 30, 2005 totaled $1,457,264.

5. License Agreement

The agreement with MIC referred to in Note 4, above, resulted in the capitalization of a license agreement in the amount of $1,121,044 as well as the recognition of a long-term liability in the same amount. The license agreement has a finite life of nine years, and is being amortized over that life using the straight-line method.

6. Common Stock

During the 2nd quarter of 2005 MCHL declared a dividend to its shareholders in the amount of $327,141. As of September 30, 2005 the dividend had not been paid, but was accrued as a dividend payable.

7. Concentrations

The Company’s sole operations are through a subcontracting agreement with MIC, as discussed in Note 4. MIC obtained its rights to license the magazine business through a similar subcontracting agreement with the magazine publisher, a company owned by the PRC government. A change in the political climate in the PRC could have a material adverse effect on the Company’s business.

8.  Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

9. Subsequent Events

On December 31, 2005 China Marketing Media Holdings, Inc. (fka Infolife, Inc.) (“CMKM”) acquired Media Challenge Holdings Limited, a BVI holding company whose only business was the 100% ownership of Shenzhen New Media Consulting Co., Ltd. This acquisition transaction involved the issuance of 22,080,000 post split shares of CMKM common stock in exchange for 100% of the outstanding shares of MCHL, and was accounted for as a reverse merger, whereby the accounts of MCHL became those of CMKM. The accounts of the accounting acquirer, MCHL, included herein have been adjusted to reflect the capital structure of the parent retroactive to the beginning of the first period presented in accordance with rules for reverse merger accounting.

On February 7, 2006 the Company changed its name from Infolife, Inc. to China Marketing Media Holdings, Inc.

On February 10, 2006 the Company effected a 1:10 reverse stock split, after which it issued the 22,080,000 shares called for in the exchange agreement with MCHL shareholders. Immediately prior to the stock split there were 47,780,000 shares of common stock outstanding, and immediately following the split and the issuance required by the Exchange, there were 26,858,000 shares of common stock outstanding. These financial statements have been retroactively restated to show the effects of the reverse stock split as if they had occurred at the beginning of the first period presented.